EXHIBIT 4.10
------------
(Arvida)



March 12, 1997

Mr. Stephen A. Lovelette
Vice President
Arvida/ JMB
900 North Michigan Avenue
Chicago, Illinois 60611-1575

Re:  Refinance of Arvida/ JMB Partners, L.P.

Dear Steve,

Barnett Bank is pleased to present the following proposed terms to provide financing for the Partnership. While these terms summarize our proposal, the complete terms and conditions will be those contained in the loan documents. I hope you will find everything to be in order and am looking forward to working together.

BORROWER:   Arvida/JMB Partners, L.P. (Partnership)

PARTICI-
PATION:     The amounts discussed below are gross facility amounts, subject to participation. Barnett has approval for a maximum 50% share of each facility.

FACILITIES/
AMOUNTS:    1)    $75,000,000 Term Loan
            2)    $20,000,000 Revolving Line of Credit
            3) $5,000,000 Revolving Line of Credit available for the issuance of standby letters of credit.

REPAYMENT: Curtailments will be based on the following: i) $12,500,000 by each anniversary of the closing of the loan, ii) the sum of any shortfalls from previous years calculated by subtracting the actual curtailments for any year from $18,750,000, iii) additional principal curtailments will be based upon a formula calculated by multiplying cash available for distribution* times 25%. Curtailments related to (iii) will occur at the same time distributions are made.

            Subject to the other terms and conditions in the loan agreement, once the Borrower has curtailed the term loan by $18,750,000 in year 1, ii) $37,500,000 (cumulative) for years 1 and 2, or, iii)
$56,250,000 (cumulative) for years 1, 2, and 3, the Borrower may distribute remaining cash available for distribution without the Bank receiving 25%.

               * Cash available for distribution will include all sources of cash that will constitute the distribution (e.g. cash flow after project financing, cash from cash accounts that will be distributed).

TERM:       48 months from closing for all facilities.

COLLATERAL: All property and assets presently owned or in the future owned by the Borrower subject to a first lien of the Bank Group. Security will consist of first real estate mortgages on real property and improvements including tangible and intangible personalty associated with the properties, pledge or assignment of all other assets, sales contracts, and Borrower interests in any entities. Notwithstanding the foregoing, Borrower will be able to finance individual projects up to an aggregate committed amount of $70 million. In the event a joint venture partner of the Borrower will not consent to a first lien or pledge of its assets, the Borrower will not be obligated to provide the lien or pledge, and the Bank Group will not accept the property in the calculation of loan-to-value.

ADMINISTRATIVE
AGENT:      Barnett Bank

PRICING:    RATE
            i)  LIBOR + 225 basis points, or,
            ii) Prime

            FEE
            1% loan fee on all facilities.

            Note: Barnett intends to fully pass through all fees and rate to other banks participating in the three credits with exception of the letter of credit facility where only 7/8% of the 1% fee will be passed through. Because multiple L/C's are impractical, Barnett will issue one letter of credit for the bank group. For this service it will receive 1/8%.

OTHER:      1)    Covenants -- Please see attached Conditions Sheet.
            2) Borrower will pay all reasonable third-party costs incurred by Barnett in underwriting the loan, including but not limited to: appraisal, environmental, costing, inspections, and legal. All costs will be subject to Borrower's review. If possible and if appropriate, Bank will try to use any existing reports in its underwriting.


I hope you will find this proposal acceptable and that you will ask Barnett to move forward with documenting the loan. I look forward to talking with you.

Very truly yours,



Brian K. Davis
Vice President


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May 7, 1997


Mr. Stephen A. Lovelette
Vice President
Arvida/ JMB
900 North Michigan Avenue
Chicago, Illinois 60611-1575

Re:  Refinance of Arvida/ JMB Partners, L.P.

Dear Steve,

As part of the above financing, you have asked us, and we have agreed, to act as administrative agent in this transaction. The annual fee for this service is $75,000. In addition, it is our understanding that the majority of your cash management business will be transferred to Barnett.

I can speak for all of Barnett when I say how pleased we are to have this opportunity to help your company in being an integral part of your financing.

Very truly yours,



Brian K. Davis
Vice President